Scot E. Draeger (207) 228-7336 direct sdraeger@bernsteinshur.com

December 12, 2013

Vincent J. Di Stefano, Esq.

Senior Counsel

US Securities and Exchange Commission

Division of Investment Management

Washington, DC 20549

Re:	Response to SEC Comment Letter – Capitol Series Trust (the “Trust”)

File Nos. 333-191495 and 811-22895

Dear Mr. Di Stefano:

We are in receipt of your Comment Letter, dated October 31, 2013 (the “Comment Letter”), regarding your review of the registration statement on Form N-1A for the Capitol Series Trust (the “Registration Statement”). We want to thank you for your comments to the initial registration statement for the Trust. We found your comments and clarifying questions very helpful in guiding refinements to the Trust’s registration statement. The Trust’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you posed in the Comment Letter, immediately followed by our response and corrective actions taken (if applicable). For ease of reference, we have followed the same format and numbering system utilized in the Comment Letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition to the information provided below, we also wanted to take this opportunity to inform you that the Trust does not expect to submit an exemptive application or no-action request in connection with the registration statement. However, the Trust does request acceleration of the effective date of the registration statement. In conjunction with this request for acceleration, the Trust acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed in the Comment Letter and Our Responses:

Prospectus – Summary Sections

Fees and Expenses of the Fund (all Funds)

1. May the adviser recoup from the Funds any fees waived or expenses reimbursed? If so, please include disclosure of the material terms of the recoupment arrangement in footnote 2 to the fee table, and attach a copy of the arrangement as an exhibit to the registration statement.

Trust Response: The Fund’s adviser may recoup from a Fund fees that were previously waived or expenses that were previously reimbursed. In order to clarify this issue, we have (i) attached a copy of the Expense Limitation Agreement by and between the Trust and Meritage Portfolio Management, Inc. as an exhibit to the registration statement and (ii) added the following disclosure prior to the final sentence of footnote 2 to the fee table for each Fund: “During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust is in effect, the Adviser may recoup the sum of all fees previously waived or expenses reimbursed or expenses reimbursed during any of the previous three (3) years, less any reimbursement previously paid, if such recoupment can be achieved within the foregoing expense limits.”

2. Please confirm that the Funds’ board does not have an expectation at this time to permit the adviser to terminate the expense reimbursement agreement prior to December 31, 2015.

Trust Response: At this time, the Board does not expect or anticipate that it would permit the Funds’ adviser to terminate the expense reimbursement agreement prior to December 31, 2015. We do not plan to make any change to the filing in response to this comment.

Portfolio Turnover (all Funds)

3. If the expectation is of turnover greater than 100%, please disclose in the principal strategies section that the Fund will engage in active and frequent trading; include in principal risk disclosure the risks of high portfolio turnover. See Instruction 7 to Item 9 (b) (1) of Form N-1A.

Trust Response: A Fund’s portfolio turnover is not expected to exceed 100%. If this fact changes in the future, the Trust will consider the circumstances at the time and, as appropriate, add appropriate language regarding the risks of high portfolio turnover in the principal risk disclosures (and where otherwise appropriate). We do not plan to make any change to the filing in response to this comment.

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Management (all Funds)

4. Please state the length of time for which each individual named has been a portfolio manager of the Fund.

Trust Response: The “Management” section for each Fund states that a team of individuals has managed a Fund’s portfolio since its inception and then lists the members of the team responsible for the management of the Fund’s assets. To make it clear that each individual comprising the Adviser’s investment team responsible for managing a Fund’s assets has been a member of that investment team since the Fund’s inception, the second sentence of the disclosure set forth in the “Management” section for each Fund has been revised as follows: “The Adviser’s [applicable strategy name] strategy team and each of its members listed below have managed the Fund’s portfolio since its inception.”

This disclosure has also been added to the “Portfolio Managers” section of the Prospectus, as appropriate.

5. Has the adviser ever managed a Registered Investment Company? If not, please provide risk disclosure highlighting the adviser’s inexperience.

Trust Response: In the “Principal Investment Risks – Management Risks” section for each Fund, we include the following disclosure: “Prior to the date of this Prospectus, the Adviser did not manage any mutual funds.” We have enhanced this disclosure as follows: “Prior to the date of this Prospectus, the Adviser did not manage any mutual funds, which are investment companies registered under the 1940 Act. Although the Adviser has extensive experience managing assets of the type in which the Fund intends to invest, the Adviser does not have experience managing assets of a regulated investment vehicle such as the Fund. The 1940 Act and the IRC impose numerous investment constraints on the operations of registered investment companies that do not apply to the other types of investment accounts managed by the Adviser. The Adviser’s lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, may limit the profitability of the Fund.”

Tax Information (all Funds)

6. Please include disclosure to the effect that investments in tax-deferred accounts may be taxable at withdrawal.

Trust Response: We have included the following text in the “Tax Information” section in order to address this concern: “You should be aware that investments in tax-deferred accounts may be taxable at withdrawal. You should discuss any tax-related concerns with your tax adviser or attorney.”

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Prospectus – Other Sections

Meritage Growth Equity Fund, Principal Investment Strategies (p. 3)

7. Please disclose in plain English how the Fund will decide which stocks to buy and when to sell them.

Trust Response: We have added the following additional disclosure to the Principal Investment Strategies section: “The Adviser’s investment selection method is based on its quantitative process and qualitative research and is designed to identify companies that it believes (1) are selling for less than what the Adviser believes they are worth, (2) represent a better value than buying the corresponding benchmark as a whole, and (3) are the most attractive investment opportunities in the Adviser’s investment universe. The Fund will invest in 45 – 60 companies to strike what the Adviser believes to be an appropriate balance between investments in the Adviser’s best ideas and risk exposure to any one company or sector.

The Adviser regularly monitors the companies in the portfolio in the context of other opportunities that are available and may sell a security or reduce its position in a security for specific reasons. Some examples include: (1) the position has appreciated thus reducing its quantitative score and return potential, (2) the position has become oversized and the Adviser believes it should be reduced to decrease risk, and (3) the Adviser develops concerns about the underlying company’s business prospects.”

8. Please disclose what types of stocks comprise the Russell 1000 Growth Index, e.g., domestic, large cap, etc.

Trust Response: Where appropriate, we have added the following additional information: “The Russell 1000 Growth Index measures the performance of the large-cap growth segment of the U.S. equity market and includes those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values.”

9. Will the Fund invest in emerging market securities? If so, please provide appropriate strategy and risk disclosure.

Trust Response: The Fund may invest in emerging markets. To clarify this, we added the following strategy disclosure to this section: “When investing in the common stock (or its equivalent) of foreign companies, the Fund may invest in companies located in emerging markets.”

In addition, where appropriate, we have added the following risk disclosure to the Fund’s “Principal Investment Risks” section and to the “Principal Investment Risks” section that follows the Summary sections for the Funds: “Emerging Markets Risk. Emerging markets are markets of countries in the initial stages of industrialization and that generally have low per capita income. In addition to the risks of foreign securities in general, emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders and economies based on only a few industries.”

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Meritage Value Equity Fund, Principal Investment Strategies (p. 6)

10. Please disclose in plain English how the Fund will decide which stocks to buy and when to sell them.

Trust Response: Please refer to our response to comment 7. We have incorporated identical disclosure into the “Principal Investment Strategies” section for Value Equity Fund.

11. Please disclose what types of stocks comprise the Russell 1000 Value Index, e.g., domestic, large cap, etc.

Trust Response: Where appropriate, we have added the following additional information: “The Russell 1000 Value Index measures the performance of the large-cap value segment of the U.S. equity market and includes those Russell 1000 Index companies with lower price-to-book ratios and lower expected growth values.”

12. Will the Fund invest in emerging market securities? If so, please provide appropriate strategy and risk disclosure.

Trust Response: The Fund may invest in emerging markets. Please refer to our response to comment 9. We have incorporated identical disclosure for Value Equity Fund.

Similar risk disclosure has been added to the “Principal Investment Risks” section that follows the Summary sections for the Funds.

Meritage Yield-Focus Equity Fund, Principal Investment Strategies (p. 9)

13. Please disclose in plain English how the Fund will decide when to sell securities.

Trust Response: Please refer to our response to comment 7. We have incorporate identical disclosure into the “Principal Investment Strategies” section for Yield-Focus Fund.

14. The third sentence of the third paragraph of this section suggests that the fund will only invest in publicly traded BDCs. If this is correct, please confirm and clarify. If not, please revise this sentence to clarify that the fund may also invest in non-listed BDCs and describe the attendant risks.

Trust Response: With respect to BDCs, the Fund plans to invest only in publicly traded BDCs. We have added the following clarifying language to this section: “With respect to investments in BDCs, the Fund plans to invest only in publicly traded BDCs.”

15. Will the Fund invest in emerging market securities? If so, please provide appropriate strategy and risk disclosure.

Trust Response: The Fund may invest in emerging markets. Please refer to our response to comment 9. We have incorporated identical disclosure for Value Equity Fund.

Similar risk disclosure has been added to the “Principal Investment Risks” section that follows the Summary sections for the Funds.

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Meritage Yield-Focus Equity Fund, Principal Investment Risks (p. 9)

16. Please disclose the risks attendant with investing in BDCs.

Trust Response: We have included the following risk disclosure: “BDC Risk. A BDC may invest in the equity and debt securities of smaller and developing companies as well as companies that are experiencing financial crises (“Portfolio Companies”). Investments in smaller and developing Portfolio Companies involve a greater risk of loss due to their youth and limited track records and are more susceptible to competition and economic and market changes due to limited products and market shares. Because Portfolio Companies may have limited capital resources, there is also a greater risk of default on debt securities issued and non-payment of dividends on any preferred and common stock issued. Investments in Portfolio Companies typically have limited liquidity and a BDC may not be able to liquidate investments in Portfolio Companies at their perceived value and may not be able to reduce exposure to such investments during adverse market or economic conditions. A BDC may use leverage (e.g. borrowing and the issuance of debt and preferred securities) to finance its own operations and may suffer significant losses if market fluctuations cause the BDC’s net asset value to decline or if related interest charges exceed investment income. Finally, since a BDC is a regulated investment company, an investment therein is also subject to Investment Company Risk (see below).”

Similar disclosure has been added to the “Principal Investment Risks” section that follows the Summary sections for the Funds.

MLP Risk (p. 10)

17. Please delete “remote” from the second sentence of this paragraph. Also, please clarify whether investing in MLPs will introduce any additional complications into the calculation of the Fund’s and shareholders’ taxes.

Trust Response: We have deleted the word “remote” from the second sentence of this paragraph. In addition, we have added the following information to clarify that investing in MLPs may introduce complications into the Funds’ and shareholders’ tax calculations: “In addition, MLPs have relatively high distribution rates compared to corporate securities. The characterization of these distributions as either long-term capital gains or as some other type of return may not be ascertainable until the end of a taxable year and may complicate the calculation of the Funds’ and shareholders’ taxes.”

These changes have also been made to the “MLP Risk” disclosure in the “Principal Investment Risks” section that follows the Summary sections for the Funds.

REIT Risk (p. 10)

18. Please summarize in this section the risks “generally associated with real estate investments.”

December 12, 2013

Trust Response: We have added the following additional information to this section to summarize the general risks of real estate investments: “REITs are subject to the risks generally associated with real estate investments, such as: (1) fluctuations in the value of real estate; (2) adverse general and local economic conditions; (3) possible lack of availability of mortgage funds or other limits on obtaining capital; (4) changes in interest rates; (5) environmental problems; (6) overbuilding; (7) extended vacancies of properties; (8) increases in property taxes; and (9) changes in zoning laws and regulations.”

Investment Process (p. 12)

19. Please include a summary of this section in each Fund’s Summary.

Trust Response: Please refer to our response to comment 7. We have incorporate identical disclosure into the “Principal Investment Strategies” section for each of Growth Equity Fund, Value Equity Fund and Yield-Focus Equity Fund.

Portfolio Holdings (p. 12)

20. Will the Funds disclose policies and procedures with respect to disclosure of the Funds’ portfolio holdings on the Funds’ website? If so, please provide the disclosure required by Item 9 (d) of Form N-1A.

Trust Response: At this time, a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities will not be available on the Fund’s website. If that changes in the future, the Fund will add appropriate disclosure. We do not plan to make any change to the filing in response to this comment.

Other Purchase Information (p. 18)

21. The disclosure states that the Fund has authorized certain broker-dealers and other financial institutions to accept orders on its behalf. That means that the fund is deemed to have received the orders when they have been received by the intermediaries. If this is not the case, please revise this section to properly describe the relationship between the financial intermediaries, the fund and its shareholders.

Trust Response: Pursuant to the Mutual Fund Sales and Services Agreement to be entered into between the Trust’s distributor and distributing intermediaries, the Funds will be deemed to have received orders when those orders are received by distributing intermediaries. Given that this is the case, per your comment we do not plan to revise this section.

How to Redeem Shares (p. 18)

22. Please define the term “in proper form” in this section of disclosure.

Trust Response: In order to add clarity to this term, we have added the following to this section: “Proper form” means that you have provided sufficient information to process your request as outlined in this Prospectus, including any required signatures, documents, payment and any applicable signature guarantees.”

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Determination of Net Asset Value (p. 20)

23. Please provide disclosure regarding valuation of foreign securities.

Trust Response: In order to clarify the valuation procedures applicable to foreign securities, we added the following disclosure to this section: “Foreign securities are valued in the same manner as described above. A Fund’s foreign securities generally are valued at their market value. If market quotations are not readily available (including when they are not reliable), or if an event occurs after the close of the trading market but before the calculation of the NAV that materially affects the value of a foreign security, the security will be valued at a fair value, pursuant to procedures approved by the Board and as described in greater detail above.”

Past Performance of the Adviser (all Funds) (p. 25)

24. The text in this section suggests that private account and fund strategies are substantially similar - is this correct? Please clarify whether there are any material differences between the investment objectives, policies and investment strategies of the private accounts and those of the Funds. See Nicholas-Applegate Mutual Funds (publication available August 6, 1996).

Trust Response: The objectives and strategies used to manage the private accounts and the corresponding Funds are substantially similar. In order to clarify this, we have adding the following additional information to the introductory paragraph of the “Past Performance of the Adviser” section: “The investment objectives, policies and restrictions of the Growth Equity Fund, Value Equity Fund, and the Yield-Focus Equity Fund are substantially similar to those of the accounts included in the Adviser’s Growth Equity Strategy Composite, the Adviser’s Value Equity Strategy Composite and the Adviser’s Yield-Focus Equity Composite, respectively.”

25. Please clarify whether the performance figures include all private accounts managed pursuant to the strategies used to manage the Funds.

Trust Response: As stated in note 1 to the performance information for each of the Adviser’s Growth Equity Strategy Composite, Adviser’s Value Equity Strategy Composite and Adviser’s Yield-Focus Equity Strategy Composite, each of these composites excludes accounts that do not meet an established minimum portfolio market value threshold and that have been removed from the composites pursuant to the Adviser’s removal policy. The note: (i) identifies the minimum account threshold required in order for an account to be incorporated into the composites and further explains that an account is included in the composites 1 month after it reaches the minimum size for a full performance period (1 month); and (ii) describes the removal policy stating that an account will be excluded from the composites for the month during which it experiences a significant flow (cash flow equal to at least 10% of the account’s market value on the final day of the month prior to the flow) and for the next month (for periods prior to October 1, 2006, an account was only excluded from the composites for the month during which the significant flow occurred). Further to the removal policy, the

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note also states that an excluded account must satisfy the minimum account threshold prior to readmission to the applicable composite. The Adviser maintains that accounts that do not satisfy the minimum account threshold or that experience significant flows cannot be managed in a manner substantially consistent with its growth, value and yield-focus strategies. Accordingly, it is the Adviser’s position that the Adviser’s Growth Equity Strategy Composite, Adviser’s Value Equity Strategy Composite and Adviser’s Yield-Focus Equity Strategy Composite each reflect the performance of all accounts managed pursuant to those strategies. Finally, it is the Adviser’s position that there are no material differences in the investment objectives, policies and investments strategies of the accounts included in the Adviser’s Growth Equity Strategy Composite, Adviser’s Value Equity Strategy Composite and Adviser’s Yield-Focus Equity Strategy Composite and those of the Growth Equity Fund, the Value Equity Fund and the Yield-Focus Fund, respectively.

To provide further clarification in this regard, we have updated the introductory paragraph of the section entitled “Past Performance of the Adviser” as set forth in our response to comment 25. We have also updated the first paragraph of footnote 1 to the average return table for the Adviser’s Growth Equity Strategy Composite to read as follows:

Note 1 to Adviser’s Growth Equity Strategy Composite

(1)	The Composite was created on October 1, 2006 and comprises all discretionary, fee-paying accounts that are managed pursuant to the Adviser’s growth equity strategy. The Composite does not reflect accounts that do not meet established minimum portfolio market values or that been removed from the Composite pursuant to the Adviser’s removal policy (the “Excluded Accounts”). It is the Adviser’s position that the Excluded Accounts cannot be managed in a manner substantially consistent with its growth equity strategy.

Substantially similar updates have been made to the first paragraph of footnote 1 to the Adviser’s Value Equity Strategy Composite and the Adviser’s Yield-Focus Equity Strategy Composite performance tables.

26. Are the returns presented net of all actual fees and expenses, including sales loads, or adjusted to reflect all of the fund’s expenses listed in the fee table; they appears to be neither. Please clarify.

Trust Response: We believe that the third paragraph of the “Past Performance of the Adviser” section clearly represents that all returns are presented net of actual fees and expenses (other than custodial fees) and states as follows: “All returns are calculated by deducting the Adviser’s maximum advisory fee (0.875% on the first $2,500,000; 0.75% on the next $2,500,000; 0.625% on the next $5,000,000; and 0.50% on assets over $10,000,000) on a monthly basis as well as all brokerage commissions and execution costs paid by the Composite accounts without provision for Federal or state income taxes. Custodial fees, if any, were not included in the calculations.”

We have added the following sentence to the end of the above disclosure: “Actual investment management fees incurred by clients may vary. Policies for valuing portfolios, calculating performance and preparing compliant presentations are available upon request.”

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We do not plan to make any further change to the filing in response to this comment.

27. Has the information presented in this section been audited or verified? If so, please include as an exhibit to the filing a consent of the auditor or verifier.

Trust Response: The performance information has been verified by Ashland Partners & Company LLP. We will attach Ashland’s consent as an exhibit to the filing. In addition, we have replaced the final paragraph of the section entitled “Past Performance of the Adviser” with the following disclosure: “The following tables show the annual returns of each Composite for each of the last ten calendar years and for the 1-Year, 5-Year and 10-Year periods ended December 31, 2012. Meritage Portfolio Management claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Meritage Portfolio Management has been independently verified for the periods December 31, 2000 through June 30, 2013. Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate the present performance in compliance with the GIPS standards. The Meritage Value Equity composite has been examined for the periods December 31, 2002 through June 30, 2013, the Meritage Growth Equity Composite has been examined for the periods December 31, 2002 through June 30, 2013, and the Meritage Yield-Focus Equity Composite has been examined for the periods September 1, 2003 through June 30, 2013. The verification and performance examination reports are available upon request. A complete list and description of the composites is available upon request. The data are not intended to predict or suggest the returns that might be experienced by a Fund or an individual investor investing in a Fund. You should be aware that the use of a methodology different from that used to calculate the performance below could result in different performance data.”

28. Please delete the three year return figures from the presentation.

Trust Response: We have deleted the three year return figures from each Composite presentation.

29. Please explain how the adviser’s use of a “removal policy” and “established minimum portfolio market value” are consistent with the requirements of the Nicholas-Applegate no-action letter.

Trust Response: The Nicholas-Applegate no-action letter permits an open-end, registered investment company to include in its prospectus the performance of its investment adviser’s similarly managed private accounts if, among other things, the performance is for all adviser’s private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the investment company. In the letter, the SEC states that “an adviser may choose to exclude certain similar accounts form a composite, so long as such exclusion would not cause the composite performance to be misleading.” For the reasons set forth in our response to comment 25, we believe that the exclusion of accounts from the Composites pursuant to

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the Adviser’s removal policy” and “established minimum portfolio market value” requirements are consistent with the requirements set forth in the Nicholas-Applegate no-action letter.

Statement of Additional Information

Trustees and Officers (p. 14)

30. Please include the leadership structure disclosure required by Item 17 (b) (1) of Form N-1A.

Trust Response: The “Trustees and Officers - Risk Management” section provides disclosure responsive to Item 17(b)(1) of Form N-1A. We have, however, enhanced the disclosure in this section to read as follows (underlined text represents additional disclosure incorporated into this section):

“C.	Risk Management

The overall management and affairs of the Trust are supervised by the Board. The Board consists of three individuals. The Trustees are fiduciaries and are governed by the laws of the State of Ohio in this regard. The Board establishes policies for the operation of the Trust and appoints the officers who conduct the daily business of the Trust. The Board provides oversight over the management and operations of the Trust. The day-to-day responsibility for the management and operation of the Trust is the responsibility of various officers and service providers to the Trust and its individual series, such as the Adviser, Distributor, Administrator, Custodian, and Transfer Agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Trust and its service providers, including the agreements with the Adviser, Distributor, Administrator, Custodian and Transfer Agent. The Board has appointed various individuals of certain of these service providers as officers of the Trust, with responsibility to monitor and report to the Board on the Trust’s day-to-day operations. In all cases, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Trust and its oversight role does not make the Board a guarantor of the Trust’s investments, operations or activities.

The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. The Board is comprised of two Independent Trustees – Mr. Walter Grimm and Ms. Mary Morrow – and one Interested Trustee – Mr. R. Jeffrey Young. Accordingly, two-thirds of the members of the Board are Independent Trustees and are not affiliated with any investment adviser to the Trust or their respective affiliates or other service providers to the Trust or any Trust series. The Board has established three standing committees, an Audit Committee, a Nominating Committee and a Valuation Committee, which are discussed in greater detail below. Each of the Audit Committee and the Nominating Committee are comprised entirely of Independent Trustees.

As part of its efforts to oversee risk management associated with the Trust, the Board has established the Audit Committee, the Nominating Committee and the Valuation Committee as described below:

•	The Audit Committee consists of all of the Independent Trustees. The Audit Committee is responsible for overseeing the Trust’s accounting and financial reporting policies and practices, internal controls and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of financial statements and the independent audits of the financial statements; and acting as a liaison between the independent auditors and the full Board.

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•	The Nominating Committee consists of all of the Independent Trustees. The Nominating Committee is responsible for identifying and nominating Trustee candidates to the full Board. The Nominating Committee will consider nominees recommended by shareholders. Recommendations should be submitted to the Nominating Committee in care of Capitol Series Trust.

•	The Valuation Committee is responsible for reviewing and approving fair valuation determinations. The members of the Valuation Committee are all of the Trustees and the President/Chief Executive Officer and Treasurer/Chief Financial Officer, except that a quorum consists of any one of the Chairman of the Board, President/Chief Executive Officer or Treasurer/Chief Financial Officer and an Independent Trustee.

Each Committee meets at least quarterly (except the Nominating Committee) and reviews reports provided by administrative service providers, legal counsel and independent accountants. The Nominating Committee meets as needed. The Committees report directly to the Board. No committee met during a Fund’s prior fiscal year because no Fund, as of the date of this SAI, has commenced operations. The Board has determined that the function and composition of the Audit Committee and the Nominating Committee are appropriate means to address any potential conflicts of interest that may arise from the Chairman’s status as an Interested Trustee. In addition, the inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board’s oversight duties, including oversight of risk management processes.

The Independent Trustees have engaged their own independent legal counsel to provide advice on regulatory, compliance and other topics. In addition, the Board has engaged on behalf of the Trust a full-time Chief Compliance Officer (“CCO”) who is responsible for overseeing compliance risks. He reports to the Board at least quarterly any material compliance items that have arisen, and annually he provides to the Board a comprehensive compliance report outlining the effectiveness of compliance policies and procedures of the Trust and its service providers. As part of the CCO’s risk oversight function, the CCO seeks to understand the risks inherent in the operations of the Trust’s series and their advisers and sub-advisers. Periodically the CCO provides reports to the Board that:

•	Assess the quality of the information the CCO receives from internal and external sources;

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•	Assess how Trust personnel monitor and evaluate risks;

•	Assess the quality of the Trust’s risk management procedures and the effectiveness of the Trust’s organizational structure in implementing those procedures;

•	Consider feedback from and provide feedback regarding critical risk issues to administrative and advisory personnel responsible for implementing risk management programs; and

•	Consider economic, industry, and regulatory developments, and recommend changes to the Trust’s compliance programs as necessary to meet new regulations or industry developments.

The Trustees meet in-person on a quarterly basis, typically for 1-2 days of meetings. Trustees also participate in special meetings and conference calls as needed. In addition to Board meetings, Trustees may participate in teleconferences to review and discuss 15(c) materials, and to interview advisers and sub-advisers whose contracts are up for renewal at the next regularly scheduled Board meeting. Legal counsel to the Trust provides quarterly reports to the Board regarding regulatory developments. On a quarterly basis, the Trustees review and discuss some or all of the following compliance and risk management reports relating to the series of the Trust:

•	Fund Performance/Morningstar Report/Portfolio Manager’s Commentary

•	Code of Ethics review

•	NAV Errors, if any

•	Distributor Compliance Reports

•	Timeliness of SEC Filings

•	Dividends and other Distributions

•	List of Brokers, Brokerage Commissions Paid and Average Commission Rate

•	Review of 12b-1 Payments

•	Multiple Class Expense Reports

•	Anti-Money Laundering/Customer Identification Reports

•	Administrator and CCO Compliance Reports

•	Market Timing Reports

From time to time, one or more members of the Board may also meet with Trust officers in less formal settings, between formal Board meetings to discuss various topics.

The Board has not adopted a formal diversity policy. When soliciting future nominees for Trustee, the Nominating Committee will make efforts to identify and solicit qualified minorities and women.

The Board reviews its structure regularly in light of the characteristics and circumstances of the Trust, including the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; and the distribution arrangements the funds. At least annually, the Board conducts an assessment of the Board’s and their individual effectiveness in overseeing the Trust. Based upon its assessment, the Board determines whether additional risk assessment or monitoring processes are required with respect to the Trust or any of its service providers.

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Based on the qualifications of each of the Trust’s Trustees and officers, the risk management practices adopted by the Board, including a regular review of several compliance and operational reports, and the committee structure adopted by the Board, the Trust believes that its leadership is appropriate.

31. For each trustee, please disclose the number of portfolios overseen and all directorships held in the past five years, regardless of whether the directors currently hold those positions.

Trust Response: The section “Trustees and Officers – General Information” section states that, as of the date of the SAI, the Trust is comprised of 3 series. We have clarified this disclosure to read as follows: “As of the date of this SAI, the Trustees oversee the operations of 3 series.”

Neither Independent Trustee has held any directorship positions in the past five years. Mr. Young, the Trust’s Interested Trustee has served as Chairman of the Board of Valued Advisers Trust since 2008 and that information is already included in the Independent Trustee Background table.

Thank you again for your comments to the initial registration statement for the Trust. These comments have been very helpful as we have refined the Trust’s registration statement. Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Sincerely,

/s/ Scot E. Draeger

Scot E. Draeger

SED/mlq